NOTICE OF CHANGE IN CORPORATE STRUCTURE

Section 4.9 of National Instrument 51-102

ITEM 1: Names of the parties to the transaction

Points.com Inc., formerly Points International Ltd. ("Points"), and Points.com Inc., a former wholly-owned subsidiary of Points International Ltd.

ITEM 2: Description of the transaction

Points International Ltd. completed the amalgamation with its wholly-owned subsidiary Points.com Inc. effective January 1, 2022. The amalgamated entity continued under the name "Points.com Inc." and its trading symbols on the TSX and Nasdaq remain unchanged. The amalgamation was undertaken in order to optimize Points' corporate tax structure.

ITEM 3: Effective date of the transaction

January 1, 2022.

ITEM 4: Names of each party, if any, that ceased to be a reporting issuer after the transaction and of each continuing entity

Not applicable.

ITEM 5: Date of reporting issuer's first financial year-end after the transaction (if paragraph (a) or subparagraph (b)(ii) of section 4.9 applies)

Not applicable.

ITEM 6: Periods, including comparative periods, if any, of the interim financial reports and annual financial statements required to be filed for the reporting issuer's first financial year after the transaction (if paragraph (a) or subparagraph (b)(ii) of section 4.9 applies)

Not applicable.

ITEM 7: Documents filed under NI 51-102 that described the transaction and where those documents can be found in electronic format (if paragraph (a) or subparagraph (b)(ii) of section 4.9 applies)

Not applicable.

DATED January 4, 2022.